Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. Kornit Digital (NASDAQ: KRNT) Second Quarter 2026 Earnings Conference Call Supporting Slides August 12, 2026 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today's Call Ronen Samuel CEO Assaf Zipori CFO Andy Backman Chief Capital Markets Officer

Kornit Digital. All Rights Reserved. Safe Harbor - Use of Non-GAAP Measures This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "believes," "intends," "planned," or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, including the Company's AIC program, statements regarding the Company's results of operations and financial condition, including the Company's guidance for the third quarter of 2026, and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company's degree of success in developing, introducing and selling new or improved products and product enhancements including specifically, the Company's Presto products, the Company's Atlas family of products and the Apollo direct-to-garment platform; the extent of the Company's ability to increase sales of its systems, ink and consumables; the extent of the Company's ability to continue to grow customer adoption of the AIC model; the development of the market for digital textile printing generally; the Company's securities class action-related fees; and those additional factors referred to under "Risk Factors" in Item 3.D of the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026. Any forward-looking statements in this presentation are made as of the date hereof, and will not be updated by the Company, whether as a result of new information, future events or otherwise, except as required by law. In addition to U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99.1 to our report of foreign private issuer on Form 6-K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation. Please also see Slide 20 of this presentation. Our non-GAAP guidance for the third quarter of 2026 concerning Adjusted EBITDA margin appearing in this presentation and in today's earnings release is not, however, accompanied by the most directly comparable GAAP financial measure (i.e., GAAP net loss margin), or by a reconciliation between the two, as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data. Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd. All other trademarks are the property of their respective owners and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. Second Quarter 2026 Recap ARR = Annual Recurring Revenue from AIC reflects the minimum annual revenue commitment derived from all systems shipped under the AIC model at period end TCV = Total Contracted Value defined as remaining contracted value of all AIC agreements in place at period end; These reflect annual contractual commitments which may be terminated sooner by customers subject to a termination fee. Revenue Adjusted EBITDA ARR TCV Impressions $55.3m +11% vs Q2 2025 $0.3m +$1.5m vs Q2 2025 $33.8m +79% vs Q2 2025 ~$142m +$53.6m vs Q2 2025 +15% Y/Y Trailing Twelve-month Basis "These results reinforce that our strategy is working and, importantly, that the quality of our growth is improving"

Kornit Digital. All Rights Reserved. • Healthy growth in system deliveries, expanding production footprint and installed base • Momentum from net new customers; ~40% of Q2 system sales coming from new customers • ~60% of system sales were to traditional screen printers in Q2 and first half of 2026 • Indicates transition to digital production is gaining momentum Progress Updates ARR = Annual Recurring Revenue from AIC reflects the minimum annual revenue commitment derived from all systems shipped under the AIC model at period end

AIC is Accelerating Adoption of On-Demand Production

Benefits to Customer:

- ✓ Predictable Costs With No Capital Investment Required
- ✓ Incentive Pricing Above the Minimum Agreements
- ✓ Revenue-Cost Alignment

Benefits to Kornit:

- ✓ Drives Utilization, Customer Retention, Deeper Engagement, Predictable Recurring Revenue and Stronger Visibility
- ✓ Gross Margins Above Corporate Average
- ✓ As Customers Grow, Kornit Grows With Them
- ✓ Expands Total Contracted Value (TCV)

AIC Revenues

$6.5m

+112% Y/Y

ARR

$33.8m

+79% Y/Y

TCV

~$142m

+$53.6m vs Q2 2025

Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. Shift to Digital • Brands, retailers, and traditional screen printers are looking for greater flexibility, shorter production runs, faster response times and manufacturing closer to the point of demand • Driving a shift to on-demand digital manufacturing from analog methods, particularly among traditional screen printers • Apollo, Atlas Matrix, and Presto Max PLUS are meeting that demand • Kornit is evolving into a manufacturing platform, unifying industrial production systems, software, AI, and automation

Clear Proof That Transition to Digital is Underway

Jerry Leigh

A leading U.S. screen printer

- ✓ Recently added 2 Apollo systems and 2 Atlas MAX platforms

Illustrates how screen printers are transitioning from analog to digital

SCREEN PRINT FOCUS

PRINTFUL

A top global print-on-demand provider

- ✓ Operating large fleet of Atlas MAX systems
- ✓ Recently added 2 Apollo systems

Reflects the value they're realizing from the Kornit platform

ON-DEMAND FOCUS

SHIRTMONKEY

A leading UK print-on-demand provider

- ✓ Expanded from Atlas MAX to both Apollo and Atlas MATRIX through AIC model

Demonstrates how AIC can accelerate digital adoption with lower upfront investment

ON-DEMAND FOCUS

SNQS

A leading screen printer in India

- ✓ Expanded from Atlas MAX to Apollo within just one year to support higher-volume screen replacement

Illustrates how mainstream screen printers are scaling digital production as they shift more core production from analog

SCREEN PRINT FOCUS

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. Looking Ahead • Revenue in the second half of 2026 to be ~15% higher than the first half, positioning us to deliver high single-digit revenue growth for the full year • ~80% of revenue is recurring or highly recurring in nature, generated through ARR, ink, service, and software, building resilience and giving us greater visibility into future revenues • Positioned to capture growth opportunity from industry shift to digital, supported by market-leading manufacturing technology and strengthening recurring revenue model

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. • Q2 2026 revenues of $55.3 million vs. $49.8 million in Q2 2025 • Reflects momentum across products and services, which both benefitted from higher customer activity and expansion in utilization of installed systems Revenues 70% 21% 9% Q2 2026 Revenues By Region Americas EMEA Asia Pacific $49.8 $55.3 Q2 2026 Revenues ($M) 2025 2026

Kornit Digital. All Rights Reserved. • Q2 2026 AIC revenues of $6.5M, up 112% Y/Y • Exited the quarter with $33.8M in ARR, up 79% Y/Y • ~$142M in Total Contract Value (TCV) improves revenue predictability • Expanding recurring revenue streams improve quality, predictability and visibility of financial model • Today, ~80% of revenue is recurring or highly recurring in nature Annualized Recurring Revenue & AIC Growth $18.9 $21.5 $24.8 $26.8 $33.8 Q2 2025 Q3 2025 Q4 2025 Q1 2026 Q2 2026 $3.1 $6.5 Q2 2025 Q2 2026 ARR at Quarter End ($M) AIC Revenues ($M) ▲ 26% Q/Q (+$7.0M) ▲ 79% Y/Y (+$14.9M)

Kornit Digital. All Rights Reserved. Q2 2026 Overview: • Non-GAAP gross margin of 47.4%, compared to 46.3% in Q2 2025 • Reflects higher customer activity, increased platform utilization and the continued evolution of our revenue mix • Included a net tariff-related benefit of approximately $830,000, driven by a $2M tariff refund during the quarter Looking Ahead: • As utilization and recurring revenues scale, expect margins to benefit from improved operating leverage* Gross Margins 46.3% 47.4% Q2 2025 Q2 2026 Non-GAAP Gross Margin * Excluding tariff related refund impact in 2Q26

Kornit Digital. All Rights Reserved. • Q2 2026 Non-GAAP Operating Expenses of $28.8 million, an increase of $2.1 million year-over-year • Reflects expenses associated with Konnections conference together with FX headwinds • Maintaining discipline around cost management, while continuing to invest in key growth initiatives, innovation roadmap and go-to-market activities Operating Expenses (1) Figures may not add due to rounding Non-GAAP Operating Expenses ($ in millions) Q2 2026 Q2 2025 Research & Development $8.1 $7.9 Sales & Marketing $14.8 $13.1 General & Administrative $5.9 $5.7 Total Operating Expenses(1) $28.8 $26.7

Kornit Digital. All Rights Reserved. Certain P&L KPI's $ in millions, except per share amounts Q2 2026 Q2 2025 Non-GAAP Operating Income (Loss) ($2.6) ($3.7) Adjusted EBITDA (Loss) $0.3 ($1.2) Non-GAAP Net Income (Loss) $1.7 $1.2 Non-GAAP Diluted EPS $0.04 $0.03 GAAP Net Income (Loss) ($11.2) ($7.5) GAAP Diluted EPS ($0.26) ($0.17)

Kornit Digital. All Rights Reserved. • Q2 2026 cash, including bank deposits and marketable securities: $451 million • Q2 2026 operating cash flow: $8.5 million • 11th consecutive quarter of positive operating cash flow, reflecting continued focus on working capital efficiency and disciplined financial management Balance Sheet & Cash Flow $ in millions Q2 2026 Q1 2026 Q4 2025 Cash, Deposits & Marketable Securities $450.9 $462.2 $491.2 Accounts Receivable $52.3 $48.9 $60.8 Inventory $54.2 $54.0 $47.2 Trade Payables $18.1 $8.5 $6.1

Share Repurchase Program

- **Q2 2026 :** Repurchased $5.4 million under share repurchase program announced in 2025
- **Since 2023 Launch:** Repurchased 9.5 million shares for a total gross amount of ~$205 million through Q2 2026
- **Capital Allocation & Outlook:** Balance sheet remains a strategic asset, providing flexibility to support AIC program, fund inventory to meet customer demand, invest in innovation and pursue targeted acquisitions

Announcement Date	Repurchase Authorized	Amount Purchased
August 2022	$75m	~$65m
September 2024	$100m	$100m
November 2025	$100m	$40m*
Total	**$275m**	**~$205m**

** Represents total repurchases made under new $100m program announced in Nov 2025; excludes any purchases made under this program in 3Q26.*

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. Q3 2026 Revenues: • Expected to be in the range of $55 million to $60 million Q3 2026 Adjusted EBITDA Margin: • Expected to be in the range of breakeven to 3% H2 2026 Guidance: • Second-half 2026 revenue expected to be ~15% higher than the first half, supporting high single-digit revenue growth for the full year • Entering 2H26 with continued confidence in customer demand, expanding recurring revenues and the strength of our commercial pipeline Third Quarter and Second Half 2026 Guidance

Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. Q2 2025 TTM ended June 30, 2025 Q2 2026 TTM ended June 30, 2026 YoY Growth ~213m impressions ~244m impressions 15% Q2 2025 As of June 30, 2025 Q2 2026 As of June 30, 2026 YoY Growth $18.9m $33.8m 79% ARR = Annual Recurring Revenue from AIC reflects the minimum annual revenue commitment derived from all systems shipped under the AIC model at period end

Kornit Digital. All Rights Reserved. Thank You!